P, 6, 1/25/02
1-15094

02011881

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
January 25, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MOBILE TELESYSTEMS AND KUBAN-GSM REACH PRELIMINARY AGREEMENT ON ACQUISITION OF SHARES IN CJSC KUBAN-GSM

Moscow – Krasnodar, 24 January 2002. Mobile TeleSystems OJSC, (NYSE: MBT) and CJSC Kuban-GSM announce that they have reached a preliminary agreement on the conditions of acquisition of an additional issue of shares in Kuban-GSM CJSC. Both companies have signed preliminary documents setting conditions for the possible acquisition by MTS of a controlling stake in CJSC Kuban GSM.

Pursuant to the terms of the agreement, set out in preliminary documents, MTS plans to buy up to 3,600 additionally issued ordinary shares of Kuban-GSM. The procedure and conditions of the additional share issue to be placed through closed subscription in favor of MTS should be approved by an Extraordinary General Meeting of shareholders of Kuban-GSM on February 15th, 2002. The shares will be placed at the price of US$14,000 per share, which is the current market price for an ordinary registered share of Kuban-GSM. The proceeds from the placement of additional shares will be used for the future development of Kuban-GSM.

The framework of the deal outlined in the preliminary documents also envisages provisionary buyout of shares from the existing shareholders of Kuban-GSM. The volume and final conditions of the purchase will be determined in individual agreements after the shareholders of Kuban-GSM approve the additional issuance of shares.

Completion of the acquisition is conditioned on the performance by the Parties of certain actions and the receipt of consents, orders, approvals or clearance as required under preliminary agreement. Substantial delay in obtaining satisfactory approvals or the imposition of unfavorable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operation of MTS OJSC and may cause the abandonment of the acquisition.

The Parties are currently in the process of issuing legal documents for the deal and obtaining relevant approvals from the regulatory authorities.

- ends –

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, including our most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

In any forward-looking statement in which OJSC MTS expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that OJSC MTS's and CJSC Kuban-GSM's businesses will not be integrated successfully; costs related to the proposed acquisition; failure of the OJSC MTS or CJSC Kuban-GSM stockholders to approve the proposed acquisition; and other economic, business, competitive and/or regulatory factors affecting proposed acquisition, OJSC MTS is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise

***

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator. MTS has GSM 900/1800 licenses to provide mobile cellular telephony services in 46 regions of the Russian Federation, covering 86 million people or 56% of the country's population. MTS network has operations in 29 regions, which cover more than 63,2 million people or 43,2% of the population of the Russian Federation.

Additional information about MTS can be found on MTSs website at www.mtsgsm.com

Kuban-GSM CJSC is one of the leading Russian GSM 900/1800 mobile operators. The Company provides GSM communications services in the Krasnodar Region and the Republic of Adygeya with the population of over 5 million people. Kuban-GSM covers approximately 60% of its license area (including the region's main highways and railroads) and services over 390 thousand subscribers.

Additional information about Kuban-GSM can be found on the Company website at www.kubangsm.com.

For further enquiries contact:

MTS

Kirill Lubnin, Public Relations Expert — tel: **+7095 104 4938**
e-mail: lkm@mts.ru

Investor Relations department — tel: **+7095 766 0103**
Fax: **+ 7095 766 0100**
e-mail: ir@mts.ru

Kuban-GSM

Reception — tel: +7 8612 66-01-58
fax: +7 8612 66-01-93

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: __________*__________
Name: Mikhail Smirnov
Title: President

Date: **January 25, 2002**

* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities